SILVERTON ADVENTURES, INC.

NOVATION AGREEMENT

SILVERTON ADVENTURES, INC., a corporation organized and existing under the laws of the State of Nevada, with an address of 6283-B, South Valley View Boulevard, Las Vegas, Nevada 88117, hereinafter referred to as the Company, and KATIE JARMAIN an individual hereinafter referred to as “KATIE JARMAIN” in consideration of the promises made herein, agree as follows:

1. Agreement. On April 15, 2013, the Company and KATIE JARMAIN entered into an AGREEMENT under which the Company agreed to pay KATIE JARMAIN as further described in the agreement attached hereto as Exhibit A for monies forwarded to Silverton Adventures, Inc., and its subsidiaries between September 4, 2008 and March 2, 2013.

2. Novation. Company and KATIE JARMAIN hereby agree to extinguish the agreement referred to in Paragraph 1. Each party hereby relinquishes any claim that they had or may have had under that agreement and stipulates that this agreement constitutes a novation with respect to the agreement.

3. New Agreement. Company and KATIE JARMAIN agree to replace 100% of the amount owed from the Agreement (Exhibit A) with the following new agreement: Company shall issue to KATIE JARMAIN, Thirty Six Thousand Six Hundred Forty Nine (36,649) shares of Class “C” Preferred shares of stock pursuant to an agreement to convert the accrued principal and interest amount of $91,623.00 to Preferred Stock at a price of $2.50 USD per share.

4.  Approval by Board of Directors.  The Board of Directors approved the issuance of the above referenced shares by Unanimous Written Consent in Lieu of Meeting dated April 15, 2013.

Executed this 15th day of APRIL, 2013

SILVERTON ADVENTURES, INC.

/s/ Ron Miller

Ron Miller, CEO